April 8, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Life Insurance Company
Post-Effective Amendment No. 1 (File No. 333-255535)
CIK Number: 0000205695
Accession No.: 0001193125-22-014470
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of the Post-Effective Amendment No. 1, filed January 21, 2022, File No. 333-255535, together with all exhibits thereto and correspondence filed therewith (the "Amendment").
Nationwide is making this request because it determined that registration of additional securities was necessary and therefore a new registration statement on Form S-1 was required. Nationwide subsequently filed a registration statement on Form S-1 to register the additional securities (File No. 333-263973). Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable.
Nationwide confirms that: (i) the Amendment has not automatically become effective nor been declared effective by the Securities and Exchange Commission; and (ii) no securities have been sold pursuant to the Amendment.
If you have any questions concerning this matter, please contact me at 614-249-8061.
Sincerely yours,
Nationwide Life Insurance Company
/s/ M. Andrew Kress
M. Andrew Kress
Senior Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies